UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR  15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

February 3, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name Into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -          .

EXHIBIT INDEX

Exhibit no.	Description
99.1	Press release dated February 3, 2004, regarding announcement of anticipated add-on offering of high yield notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

UNITED BISCUITS FINANCE PLC
(Registrant)

By:	/s/ Malcolm Ritchie
Name: Malcolm Ritchie
Title: Chief Executive Officer

Press Release

3 February 2004, Hayes, United Kingdom

UNITED BISCUITS FINANCE PLC – ANTICIPATED OFFERING OF ADDITIONAL 10¾% SENIOR SUBORDINATED NOTES DUE 2011

United Biscuits Finance plc announced today that it intends to issue additional 10 3/4% Senior Subordinated Notes due 2011 in an anticipated principal amount that would result in approximately £75 million of net proceeds to the company.  The new notes will have terms which are substantially the same as its outstanding £120,000,000 of 10 3/4% Senior Subordinated Notes due 2011 and €160,000,000 of 10 5/8% Senior Subordinated Notes due 2011, which were issued in 2001, except that the new notes will not be registered with the US Securities and Exchange Commission.  The new notes will have registration rights and the new notes are expected to become fungible with the existing notes upon registration.  An offering would be conditional on the company receiving a waiver permitting the offering from the senior bank agent and syndicate participants under its senior credit facility.

THE NEW NOTES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Within the United Kingdom, this Announcement is directed only at persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (“relevant persons”).  The investment or investment activity to which this Announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this Announcement who are not relevant persons should not rely or act upon it.

Stabilisation: FSA/IPMA